Filed Pursuant to Rule 424(b)(3)

Registration No. 333-173048

PLYMOUTH OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 2 DATED OCTOBER 29, 2013

TO THE PROSPECTUS DATED MAY 1, 2013

This document ("Supplement No. 2") supplements and should be read in conjunction with the prospectus of Plymouth Opportunity REIT, Inc. dated May 1, 2013 (the "Prospectus"). As used herein the terms "we," "our" and "us" refer to Plymouth Opportunity REIT, Inc. and, as required by context, Plymouth Opportunity OP, LP, which we refer to as our "operating partnership." Capitalized terms used in this supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement No. 2 is to update the status, and disclose the extension, of the offering.

Status of the Offering

We commenced this offering of 65,000,000 shares of common stock on November 1, 2011. On July 26, 2012, we broke escrow with respect to subscriptions from all states where we are conducting this offering except Ohio, Pennsylvania and Tennessee, which have minimum offering amounts of $20.0 million, $25.0 million and $10.0 million, respectively. As of October 15, 2013, we had accepted aggregate gross offering proceeds of $9,446,480 million related to the sale of 966,336 shares of common stock, all of which were sold in the primary offering.

On October 18, 2013, our board of directors approved an extension of the termination date of this offering from November 1, 2013 to November 1, 2014. Accordingly, all references to the termination of this offering are revised to state that this offering will terminate on November 1, 2014 unless further extended. If we file another registration statement prior to November 1, 2014, we could continue to sell shares in this offering until the earlier of 180 days after November 1, 2014 or the effective date of the subsequent registration statement. We may continue to offer shares under our distribution reinvestment plan beyond the conclusion of the primary offering until we have sold 15,000,000 shares through the reinvestment of distributions. Our board of directors has the discretion to extend the offering period for the shares being sold pursuant to our distribution reinvestment plan up to the third anniversary of the termination of the primary offering, whenever that may be, in which case we will notify participants in the plan of such extension. We reserve the right to reallocate the shares of common stock registered in this offering between the primary offering and the distribution reinvestment plan. Our board of directors may terminate this offering at any time prior to the termination date.